UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,
Upper Church Street,
Douglas, Isle of Man, IM1 1EE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Sustainability Report

On July 9, 2026, Lifezone Metals Limited (the “Company”) announced the publication of the Company’s Sustainability Report for the year ended December 31, 2025.

The Sustainability Report outlines the Company’s comprehensive approach to environmental stewardship, social responsibility, safety and governance, and highlights the Company’s progress in embedding sustainability across its global operations including advancing the Kabanga Nickel Project toward construction.

A copy of the Press Release and the Company’s Sustainability Report for the year ending December 31, 2025, is attached at Exhibit 99.1 and Exhibit 99.2 to this report on Form 6-K.

The information in the attached Exhibits 99.1 and 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company dated July 9, 2026.
99.2	Sustainability Report 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: July 9, 2026	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer

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